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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                       For Period Ended:  August 31, 2000

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     Nothing in this form shall be construed to verify that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

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                         PART I.  REGISTRANT INFORMATION

                        AIRTECH INTERNATIONAL GROUP, INC.
                            (Full Name of Registrant)

        Former Name if Applicable: Interactive Technologies Corporation

       15400 KNOLL TRAIL, SUITE 200, DALLAS, TEXAS                       75248
(Address of Principal Executive Office, Street and Number)            (Zip Code)

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                        PART II.  RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [x]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth


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          calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is requesting an extension for the filing of the Quarterly Report on Form 10-Q for the quarter ended August 31, 2000 based upon the fact that the Registrant does not have all necessary information from third parties to file a complete and accurate Quarterly Report. The Registrant will file the Quarterly Report on Form 10-Q for the quarter ended August 31, 2000 on or prior to the extension due date.

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                           PART IV.  OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Mr. James R. Halter, Esq., at 972/960/9400.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

     /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     /X/ Yes   / / No

     Based upon the information available to Registrant at this time, the Registrant is unable to determine with any reasonable certainty the extent of any significant changes in results of operations for the quarter ended
August 31, 2000 as compared to the quarter ended August 31, 1999.

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     The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                       By:   /s/ James R. Halter
                                            ------------------------
                                             Chief Financial Officer

                                       Date: October 16, 2000